Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts Finance Announces Proposed Senior Notes Offering and

Redemption of 5.00% Senior Notes due 2021

MACAU, Monday, May 15, 2017 - Melco Resorts Finance Limited, formerly known as MCE Finance Limited (“Melco Resorts Finance”), announces that it proposes to conduct an international offering of senior notes due 2025 (the “New Notes”), the net proceeds from which will be used to fund the redemption of all of its outstanding 5.00% Senior Notes due 2021 (the “Existing Notes”). Melco Resorts Finance is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (“Melco”).

The New Notes are proposed to be senior obligations of Melco Resorts Finance, ranking equally with all of Melco Resorts Finance’s existing and future senior indebtedness. Melco will not be a guarantor of the New Notes.

The interest rate and other terms of the New Notes will be determined at the time of pricing of the offering. Completion of the proposed offering of the New Notes is subject to market conditions and investor interest. As no binding agreement in relation to the proposed offering of the New Notes has been entered into as at the date of this press release, the proposed New Notes may or may not be issued.

Melco Resorts Finance today also announces that it has initiated a conditional redemption of all of the Existing Notes. The redemption is subject to the receipt by Melco Resorts Finance on or prior to the redemption date of funds in an aggregate amount sufficient to redeem the Existing Notes (the “Condition”) from the proposed offering of the New Notes. The redemption date (the “Redemption Date”) shall be, subject to the satisfaction or waiver of the Condition, June 14, 2017, provided that if the Condition shall not have been satisfied or waived by June 14, 2017, the redemption date shall be the business day immediately following the satisfaction of the Condition but no later than July 13, 2017. If the Condition is not satisfied or waived by July 13, 2017, the Existing Notes will not be redeemed and any redemption of the Existing Notes prior to their maturity date will be pursuant to a new redemption notice.

The Existing Notes will be redeemed at a redemption price equal to 102.500% of the principal amount outstanding of the Existing Notes plus accrued and unpaid interest and additional amounts, if any, on the Existing Notes redeemed, to the Redemption Date (the “Redemption Price”).

Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability

The Notice of Redemption for the Existing Notes was sent to all registered holders on May 15, 2017. Unless Melco Resorts Finance defaults in the payment of the Redemption Price or the Condition to the redemption is not satisfied, interest on the Existing Notes called for redemption ceases to accrue on and after the Redemption Date.

The New Notes are being proposed to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The proposed New Notes will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Melco Resorts Finance does not intend to register any portion of the offering of the proposed New Notes in the United States.

Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For media enquiry, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-resorts.com

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com